Exhibit 99.1

Wednesday, 14 August 2019

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 65,434,901 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2018/19 final dividend, National Grid's registered capital consists of 3,752,917,974 ordinary shares, of which 272,481,392 shares are held as treasury shares; leaving a balance of 3,480,436,582 shares with voting rights.

The figure of 3,480,436,582 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority’s Disclosure and Transparency Rules.

The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section and from Equiniti (0800 169 7775), help.shareview.co.uk.

Contact: Megan Barnes, Senior Assistant Company Secretary (020 7004 3325)